21004846

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-68461

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 07/01/20 and ending 06/30/21

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Ernst & Young Capital Advisors, LLC

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
One Manhattan West
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Reshma Tiwari (212) 773-1226
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9501 W. 171st Street, H-103
(No. and Street)

Tinley Park	Illinois	60487
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Reshma A. Tiwari**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Capital Advisors, LLC as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

FINOP
Title

LUIS M. VASQUEZ
Notary Public, State of New Jersey
COMM. 50088472
My Commission Expires 08/16/2023

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CAPITAL ADVISORS, LLC

CONTENTS

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Ernst & Young Capital Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ernst & Young Capital Advisors, LLC (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Ernst & Young Capital Advisors, LLC as of June 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Ernst & Young Capital Advisors, LLC's auditor since 2014.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Tinley Park, Illinois
September 21, 2021

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
9501 W. 171st Street, H-103 | Tinley Park, IL 60487

ERNST & YOUNG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

June 30, 2021

ASSETS	
Cash	$ 20,675,425
Accounts receivable, net	932,055
Due from Affiliate	266,970
Other Assets	48,950
Total Assets	$ 21,923,400
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 25,272
Due to affiliate	1,427,648
Deferred revenue	1,238,760
Total liabilities	2,691,680
Member's equity	19,231,720
Total Liabilities and Member's Equity	$ 21,923,400

See accompanying notes to financial statements.

1. Nature of business

Ernst & Young Capital Advisors, LLC. (the "Company") is a Limited Liability Company organized under the laws of the state of Delaware in November 2009. The Company is wholly-owned by EYCA Holdings LLC, which is wholly-owned by Ernst & Young U.S. LLP ("EY"). The Company's operations consist primarily of corporate finance consulting and other advisory services in connection with bankruptcies, corporate debt restructuring activities, corporate restructuring transactions, mergers and acquisitions, and debt and equity capital markets transactions.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Accounts Receivable and Allowance for Doubtful Accounts

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. The Company did not carry any allowance balance as of June 30, 2021 which is similar to that as of June 30, 2020.

Revenue Recognition

On July 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively "ASU 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within it scope. Revenues are recognized when the control of the promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services in accordance with the terms of the engagement agreements.

Much of the Company's revenue comes from transactional investment banking services. Revenue from transactional services are recognized upon the successful completion of the transaction or invoicing of hourly fees, as a single performance obligation. Revenue from advisory services or retainers on brokerage services on transactions are amortized and recognized over time to match the continued delivery of performance obligations to the customers over an estimated period of time. Unearned revenue under ASU 606 is recorded on the Statement of Financial Condition as deferred revenue. The Company reviews its amortization policies under ASU 606 on an annual basis.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

2. Summary of significant accounting policies (continued)

At June 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all tax years after 2018.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company's net capital was approximately $17,984,000, which was approximately $17,804,000 in excess of its minimum requirement of $179,446.

4. Concentrations

For the year ended June 30, 2021, two clients had revenues in excess of 10% of the Company's total revenue. Overall, these two clients accounted for approximately 26% of the Company's total revenue for the year ended June 30, 2021. As of June 30, 2021, no receivables were outstanding for these clients.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company believes it is not exposed to any significant credit risk to cash.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

The Company does not employ any personnel. The Company and EY operate under a Services Agreement whereby EY provides employee and administrative services to the Company. The employee and administrative services include (but are not limited to) personnel, office space, facilities and equipment (including utilities), communications (including telephone, mobile telephone and data transmission), information technology support and all general and administrative services in connection with the Company's business. EY charges the Company for the provision of the services at an agreed upon monthly retainer amount in connection with providing employee and administrative services on behalf of the Company. The monthly retainer amount is agreed to at the start of each fiscal period. EY also charges the Company for direct expenses paid for by EY on the Company's behalf. For the year ended June 30, 2020, EY charged the Company approximately $16,380,000 for the provision of employee and administrative services for the year ended June 30, 2021. The balance owed to the affiliate related to this provision was $1,376,000 as of June 30, 2021.

7. Subsequent events

As of September 21, 2021, the Company collected approximately $743,000 of accounts receivable outstanding as of June 30, 2021.

Management has evaluated all subsequent events from June 30, 2021 through September 21, 2021, the date the accompanying financial statements were available to be issued, and is not aware of any subsequent events occurring during this period that have not been disclosed in the notes to the financial statements.